FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 001-36801

Senior Leader Toolkit

To: Senior Leaders

From: Phil Brace, Chief Executive Officer and President

Time: Monday, October 27, 2025; ~[5:00] PM PT

Subject: Confidential Follow Up

All,

Thank you for joining today’s call to discuss the significant development shaping Skyworks’ future.

As Phil mentioned, as leaders at Skyworks, you will play an important role in communicating with your teams, as well as other Skyworks employees and stakeholders about this announcement.

Most team members will be familiar with Qorvo given their complementary presence in the industries we serve, but this is a significant announcement so there will undoubtedly be questions. We are looking to all of you to keep the team focused on their day-to-day responsibilities at Skyworks and provide accurate, consistent information in response to questions. The main message for your teams should be that today’s announcement is just the first step in a months-long process to close the transaction and that business should continue as usual. For now, nothing changes.

The following materials are attached to this email to help guide conversations with your teams:

•	A copy of the press release that will be issued tomorrow at 4:00AM PT/7:00 AM ET;
•	A copy of the all-employee email, which will be distributed immediately after the press release; and
•	Talking points and Q&A to help guide your conversations with team members and answer any questions you may receive.

Please note that all materials in this package are for your reference only to help guide conversations with employees and are not for distribution.

Communications Guidelines

Most importantly, please be visible and available to your teams, including in supporting inquiries from key stakeholders, as needed.

As Phil mentioned, this transaction is subject to regulatory reviews, including antitrust approval. Therefore, it is essential that we communicate with a single, unified voice and remain consistent in our messaging. To that end, we ask that you please be thoughtful in how you communicate about the transaction and refrain from speaking about Qorvo’s business. You should also refrain from reaching out to your counterparts at Qorvo.

If there is a question you are unable to answer using the provided materials, please refer the employee to HRGlobalServices@skyworksinc.com rather than guessing or speculating. It is perfectly acceptable to say, “This was just announced. Let me look into those details and get back to you.”

Consistent with our policy, should you or your team members receive any inquiries from third parties, please refrain from speaking about the transaction or Qorvo, ask for their contact information and tell them our team will get back to them. We ask that you immediately forward media inquiries to Constance Griffiths at Constance.Griffiths@skysworksinc.com and any investor inquiries to Raji Gill at Raji.Gill@skyworksinc.com.

Please also remind your teams to remain vigilant and watch out for potential cybersecurity threats, as companies going through this type of transaction are often at heightened risk. If you or your team members notice anything suspicious, please report it to Greg Kim at Greg.Kim@skyworksinc.com.

It is important that our employees, customers, business partners, and other stakeholders know that we expect regulatory approvals to take time. It’s business as usual at Skyworks, and there will be no changes in how we work with them.

Thank you for your continued dedication to Skyworks.

Kari

Talking Points for Use with Teams

•	Today, Skyworks announced an agreement to combine with Qorvo to create a U.S.-based leader in high-performance RF, analog and mixed-signal semiconductor solutions.

•	Working together, we will expand our research, design and manufacturing capabilities to spark innovation, deliver bold solutions and compete against the industry’s largest players.

•	The transaction will allow us to:

o	Focus even more on innovation, deepen our R&D and manufacturing capabilities, and accelerate the development of advanced, system-level solutions so we can better meet growing customer demand.

o	Lead the industry with RF technology advances.

o	Have a more complete technology portfolio aligned with secular growth trends, including advanced Wi-Fi, 5G Advanced, 6G, defense & aerospace and AI data centers.

•	Today’s announcement is just the first step in a months-long process to close the transaction.

•	Before we can officially become one company, a few important steps need to happen. First, the shareholders of both companies must approve the deal. We also need to meet certain legal and regulatory requirements, including getting approval from competition authorities (sometimes called antitrust approval). Only after these steps are completed can we “close” the transaction and start operating as a single company. We expect this to happen in early 2027.

•	This means that until then it is business as usual at Skyworks.

•	Our commitment is to support our employees and maintain transparency as we move through this process.

•	Over the next several months, we will start to work on a thoughtful integration plan– but for now we will continue to operate independently of Qorvo.

•	Our job is to remain focused on delivering for our customers.

•	As I mentioned, this transaction is subject to regulatory reviews, including antitrust approval. Therefore, it is essential that we communicate with a single, unified voice and remain consistent in our messaging.

•	To that end, we ask that you please be thoughtful in how you communicate about the transaction and refrain from speaking about Qorvo’s business.

•	Consistent with our policy, should you receive any inquiries from third parties, please refrain from speaking about the transaction or Qorvo, ask for their contact information and tell them our team will get back to them. We ask that you immediately forward media inquiries to Constance Griffiths at Constance.Griffiths@skyworksinc.com and any investor inquiries to Raji Gill at Raji.Gill@skyworksinc.com.

•	Please also remain vigilant and watch out for potential cybersecurity threats, as companies going through this type of transaction are often at heightened risk. If you notice anything suspicious, please report it to Greg Kim at greg.kim@skyworksinc.com.

•	Please raise questions and share ideas with [me/your manager]. For general questions, please contact HRGlobalServices@skyworksinc.com.

•	This announcement would not have been possible without your hard work and dedication.

•	The Skyworks team is among the best in the industry and this will position our combined team for even greater success.

FAQ

1)	What does today’s news mean for employees?
•	Working together, we will expand our research and design capabilities to spark innovation, deliver bold solutions and compete against the industry’s largest players.
•	Our joined resources will allow us to:
o	Focus even more on innovation, deepen our R&D and manufacturing capabilities, and accelerate the development of advanced, system-level solutions so we can better meet growing customer demand.
o	Lead the industry with unmatched RF technological advances.
o	Have a more complete technology portfolio that will position us to grow in new verticals supported by secular growth trends, including advanced Wi-Fi, 5G Advanced, 6G, defense & aerospace and AI data centers.
•	Today’s announcement is just the first step in a months-long process to close the transaction.
•	We anticipate the closing to happen in early calendar year 2027. Until then, we will continue to operate as separate companies, and it remains business as usual.
•	Our job is to remain focused on delivering for our customers, as we do every day.

2)	What happens next?
•	Today is signing day, the first step in a months-long process to close the transaction. Then, we will work towards closing. We anticipate the closing to happen in early calendar year 2027.
•	Before we can proceed to closing and formally integrate the two companies, several key conditions must be satisfied.
•	We must secure antitrust clearance from the relevant authorities, and this will take time.
•	Once secured, we will work to obtain approval of the transaction from the shareholders of both Skyworks and Qorvo, as well as fulfilling all other regulatory closing conditions.
•	Once these requirements are met, we will be able to “close” and begin post-merger integration. We expect this to happen in early 2027.

3)	What are the employee synergies with Qorvo? What teams will merge? What functions will be the main areas of focus?
•	Nothing changes today.
•	We will continue to operate as independent companies.
•	Over the next several months, we will begin thoughtfully planning for our companies to come together.
•	We will keep the team informed as we move through the process.

4)	Do you expect layoffs following deal close?
•	Today’s announcement is not accompanied by any workforce reductions.
•	We anticipate the deal will close in early calendar year 2027. Until then, Skyworks and Qorvo will continue to operate as independent companies.
•	Over the next several months, we will begin thoughtfully planning for our companies to come together.

5)	What changes should we expect? When will we know more?
•	The transaction has only just been announced and many decisions have yet to be made.
•	We anticipate the deal will close in early calendar year 2027. Until then, we will continue to operate as independent companies, as we do today.
•	Over the next several months, we will begin thoughtfully planning for our companies to come together.
•	We will keep the team informed as we move through the process.

6)	Will Phil lead the newly combined company?
•	Yes, he will be chief executive officer of the combined company.
•	Bob Bruggeworth will join the Board of Directors of the combined company.

7)	What other executives will lead the company?
•	Other than Phil, no other executives have been named to the senior leadership team.

8)	Will any facilities be closed, and if so, which ones?
•	Today’s announcement is not accompanied by any facility closure announcements.
•	We anticipate the deal will close in early calendar year 2027. Until then, Skyworks and Qorvo will continue to operate as independent companies.
•	Over the next several months, we will begin thoughtfully planning for our companies to come together.
•	We will keep the team informed as we move through the process.

9)	Will there be any changes to employee benefits?
•	We will continue regular compensation and benefits processes in the normal course of our business.

10)	How will this impact our short-term incentive program?
•	We will continue to operate as separate companies. There is no change to our short-term incentive program as a result of this announcement.

11)	How does this affect recruitment? Will there be a hiring freeze?
•	We will continue to operate as separate companies. This will mean that we will continue to recruit employees as needed.

12)	Will I now start working with Qorvo employees?
•	No. Today’s announcement is just the first step in a months-long process to close the transaction.
•	We anticipate the closing to happen in early calendar year 2027. Until then, Skyworks and Qorvo will continue to operate as separate companies, and remain business as usual.
•	You should refrain from reaching out to your counterparts at Qorvo.
•	Our job is to remain focused on delivering for our customers, as we do every day.

13)	How many employees does Qorvo have?
•	Approximately 5,900 employees.

14)	Does my job/team/business unit/department change?
•	This announcement is not accompanied by any immediate operational changes.
•	The transaction has only just recently been announced and many decisions have yet to be made.
•	Over the next several months, we will begin thoughtfully planning for our companies to come together.
•	We will keep the team informed as we move through the process.

15)	What will the combined company be called?
•	The combined company will maintain the Skyworks name.

•	However, today’s announcement is just the first step in a months-long process to close the transaction, which includes regulatory reviews and shareholder votes to approve the combination. We anticipate the closing to happen in early calendar year 2027.

•	Until then, we will continue to operate independently from Qorvo, as we do today.

•	We will keep the team informed as we move through the process.

16)	Is there a chance this won’t happen?
•	As with any large transaction, this combination is subject to regulatory reviews and shareholder votes, but we are confident that we will obtain the necessary approvals and close the transaction in early calendar year 2027.

17)	When will you tell me more?
•	Today’s announcement is just the first step in a months-long process to close the transaction, which includes many regulatory reviews and a shareholder vote to approve the combination. We anticipate the closing to happen in early calendar year 2027.

•	Over the next several months, we will begin thoughtfully planning for our companies to come together.
•	Over the coming months, there is likely to be a lot of external commentary surrounding the deal. We will keep the team informed as we move through the process, so you have the most accurate information.
•	Please raise questions and share ideas with your manager. For general questions, please contact HRGlobalServices@skyworksinc.com.

18)	What should I do if a customer asks me about the combined business and interesting future opportunities?
•	Customer-facing employees will receive guidelines and talking points to help manage questions about the transaction.
•	It is critical to reinforce with customers that while we are excited about this announcement, it is just the first step in a months-long process to close the transaction, which includes regulatory reviews and shareholder votes to approve the combination.
•	Don’t speculate, assume or guess (e.g. do NOT discuss possibilities of the eventual state of the combined companies).
•	Don’t discuss any Qorvo business or technical topics, even if they are brought up by the customer. We are still separate and independent companies and NDAs are still relevant.
•	Don’t speak to the media, investors, analysts, or other third parties that may call with questions related to the transaction. Instead, immediately forward all media inquiries to Constance.Griffiths@skyworksinc.com and any investor inquiries to Raji Gill at Raji.Gill@skyworksinc.com.
•	Don’t coordinate any market or business activities with Qorvo. Until the transaction has closed, Skyworks and Qorvo remain separate and independent, and it is business as usual.
•	Don’t promise updates or more information. Until the transaction has closed, we cannot share beyond what was already announced, until the transaction has closed.
•	Until then, Skyworks and Qorvo will operate independently and it is business as usual. Nothing changes about the way we work with our customers.

19)	What should I tell people outside Skyworks who ask me about the deal?
•	Consistent with our policy, should you receive any inquiries from third parties, please refrain from speaking about the transaction or Qorvo, ask for their contact information and tell them our team will get back to them. We ask that you immediately forward media inquiries to Constance Griffiths at Constance.Griffiths@skyworksinc.com and any investor inquiries to Raji Gill at Raji.Gill@skyworksinc.com.

20)	What else should I be aware of?
•	Please also remind your teams to remain vigilant and watch out for potential cybersecurity threats, as companies going through this type of transaction are often at heightened risk. If you or your team members notice anything suspicious, please report it to Greg Kim at Greg.Kim@skyworksinc.com.
•	Please raise questions and share ideas with your manager. For general questions, please contact HRGlobalServices@skyworksinc.com.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Skyworks and Qorvo. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC.

Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Skyworks’ directors and executive officers and their ownership of Skyworks’ common stock is set forth in Skyworks’ proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025. To the extent that holdings of Skyworks’ securities have changed since the amounts printed in Skyworks’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.